mwe.com David Huberman Attorney at Law dhuberman@mwe.com +1 312 984 6887

July 1, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Fullem
Ms. Asia Timmons-Pierce
Ms. Mindy Hooker
Mr. Kevin Woody

Re:	ParaZero Technologies Ltd.
Registration Statement on Form F-1
Filed May 24, 2022
File No. 333-265178

Dear Mr. Fullem:

On behalf of ParaZero Technologies Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 9, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-265178) filed by the Company on May 24, 2022 (the “F-1”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the F-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 1.

Registration Statement on Form F-1 filed May 24, 2022

Capitalization, page 42

1.	Please revise your disclosures to explain how your adjustments relating to pro forma and pro forma adjusted capitalization are impacting total debt and lease liabilities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 1 to clarify that: (1) the underlying warrants upon pro-forma conversion of the SAFE investments were accounted for as derivative liabilities measured at fair value, estimated at $0.8 million using the Black-Scholes pricing model; and (2) all warrants upon pro forma issuance in this offering were accounted for as derivative liabilities measured at fair value, estimated at $8.2 million using the Black-Scholes pricing model.

Dilution, page 44

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

U.S. Securities and Exchange Commission
July 1, 2022

2.	Your disclosure indicates that historical net tangible book value per share was ($1.19) at December 31, 2021. Please tell us and disclose the number of shares you used in this calculation. Additionally, please quantify the number of shares impacting each adjustment in pro forma net tangible book value. In this regard, we note in adjustment (ii) the automatic conversion of all outstanding shares under the SAFEs into Ordinary Shares the number of shares impacting the dilution calculation has not been quantified.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of Amendment No. 1 to disclose that the number of Ordinary Shares used to calculate the net tangible book value per share as of December 31, 2021 was 292,474 Ordinary Shares, reflecting the adjustment of the then 167,128 outstanding Ordinary Shares for: (1) the issuance of 4,178,200 bonus shares to the holders of Ordinary Shares on a basis of 2.5 bonus shares for each Ordinary Share outstanding (equivalent to a 3.5-for-1 forward share split) effected on May 23, 2022; and (2) a 1-for-2 reverse stock split effected on June 26, 2022.

Please contact me at (312) 984-6887 or Ze’-ev Eiger at (212) 547-5470 if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Sincerely,

/s/ David Huberman

cc: Boaz Shetzer, Chief Executive Officer